UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 8-K

## CURRENT REPORT
**Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): July 22, 2009**

# PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

| **Oregon** | **1-5532-99** | **93-0256820** |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

**121 SW Salmon Street, Portland, Oregon 97204**
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02  Results of Operations and Financial Condition**

On July 22, 2009, Portland General Electric Company issued a press release to update its annual earnings guidance for 2009 as well as to provide its expected earnings for the second quarter of 2009.  The press release is furnished herewith as Exhibit 99.1 to this Report.

**Item 9.01  Financial Statements and Exhibits.**

    (d)   Exhibits.

    99.1  Press Release issued by Portland General Electric Company dated July 22, 2009.


**SIGNATURE**


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.


PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)


Date:      July 22, 2009    By:      /s/  Maria M. Pope
Maria M. Pope
*Senior Vice President, Chief*
*Financial Officer and Treasurer*